Exhibit 12.1

Station Casinos LLC
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands)

Consolidated pretax income (loss) from continuing operations	$169,899	$143,418	$131,135	$(79,089)	$32,512
Less: Earnings of equity investees	(1,913)	(809)	(924)	(1,603)	(1,773)
Fixed charges (see below)	145,132	149,230	156,193	169,710	198,248
Distributed income from equity investees	1,334	1,686	1,877	1,623	1,847
Less: Capitalized interest	—	—	—	—	(3,721)
Earnings	$314,452	$293,525	$288,281	$90,641	$227,113

Interest expense (a)	$140,189	$144,489	$151,702	$165,220	$189,781
Capitalized interest	—	—	—	—	3,721
Estimated interest component of rental expense	4,943	4,741	4,491	4,490	4,746
Fixed Charges	$145,132	$149,230	$156,193	$169,710	$198,248

Ratio of Earnings to Fixed Charges (b)	2.2	2.0	1.9		1.2
Excess of fixed charges over earnings	—	—	—	79,069	—

(a)	Interest expense includes amortization of debt discount and debt issuance costs.
(b)	No ratio is shown for periods where earnings were inadequate to cover fixed charges